EXHIBIT 99.1

News Release dated February 21, 2023, Suncor Board announces Rich Kruger as new President and Chief Executive Officer

News Release

FOR IMMEDIATE RELEASE

Suncor Board announces Rich Kruger as new President and Chief Executive Officer

•	Alister Cowan, Chief Financial Officer, to retire at the end of the year

•	Kris Smith to become Chief Financial Officer and Executive Vice President of Corporate Development

Calgary, Alberta (February 21, 2023) – Suncor (TSX: SU) (NYSE: SU) today announced that its board of directors has unanimously selected Rich Kruger to be the company’s next President and Chief Executive Officer, effective April 3, 2023. Mr. Kruger will also join the Suncor Board of Directors. The announcement follows a rigorous global search process conducted by a special committee of the Board. The committee undertook an extensive evaluation of a number of highly qualified candidates with the support of an international executive recruiting firm.

“Rich is a highly capable and seasoned CEO with an impressive track record of leading a safety culture,” said Board Chair Mike Wilson. “Known as a strong and engaging leader, Rich is well regarded for his strategic and commercial aptitude, and for his experience in the Canadian oil sands. The Board looks forward to working with Rich, as he provides the leadership to deliver world-class performance that maximizes shareholder returns.”

Rich Kruger had a long and successful career with Exxon Mobil Corporation for 39 years, leading Imperial Oil Limited as Chairman, President and CEO from 2013 through 2019 before retiring from the company. Mr. Kruger successfully drove a strong performance culture by focusing on safety, reliability and operational excellence - enabling the company to deliver exceptional financial results and unprecedented returns to shareholders.

“I am very excited and energized about the opportunity to lead Suncor into the next chapter,” said Rich Kruger. “Suncor has great people and assets. Combined with strong leadership and the right culture, we can leverage the company’s competitive advantages to excel.”

Kris Smith, who has been the interim CEO since July 2022, will work with Mr. Kruger to facilitate a smooth leadership transition before assuming the role of Chief Financial Officer and Executive Vice President of Corporate Development, at the conclusion of Suncor’s annual general meeting on May 9, 2023. Alister Cowan, the current CFO, plans to retire but has offered to remain with the company through the end of the year to support the transition to Mr. Smith and to provide advisory services.

“On behalf of the Suncor Board of Directors, I would like to thank Alister for his outstanding leadership over the last nine years,” said Wilson. “We are grateful for his forward thinking, dedication and diligence through periods of change and challenge in the company and the industry. He has been a strategic and stabilizing leader and will be leaving the company with a strong balance sheet and industry-leading returns for shareholders.”

“I would also like to thank Kris for his tremendous leadership through this interim period,” added Wilson. “He took decisive action to drive necessary improvements in Suncor’s performance. The Board is confident that Kris will continue to provide Suncor with strong leadership as CFO and head of Corporate Development while working closely with Rich in moving Suncor forward. Not only does he have strategic vision, a deep understanding of the business and uncompromising integrity, but Kris also brings strong financial acumen and commercial experience to his new role.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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